FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of March 2003

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant's name into English)

7-1, Shiba 5-chome
Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]      Form 40-F [     ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [     ]      No [ X ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC CORPORATION

(Registrant)

By:	/S/ FUJIO OKADA

Fujio Okada General Manager, Legal Divison

Date: March 28th, 2003

Information furnished on this form:
    -  Current Report concerning the appointment of a representative director

The Current Report (Summary)

<COVER>         (omitted)

<CONTENTS>

1. Reason for filing

At the meeting of the Board of Directors of NEC Corporation (the "Company") held on March 11, 2003, it was resolved that Mr. Akinobu Kanasugi be appointed as a representative director, effective as of March 28, 2003 and he assumed office of a representative director on March 28, 2003. The Company filed this Current Report pursuant to Paragraph 4 of Article 24-5 of the Securities and Exchange Law of Japan and Item 9 of Paragraph 2 of Article 19 of the Cabinet Office Ordinance with respect to Disclosure of Companies' Affairs.

2. Matters to be reported

(1) Name, title and date of birth of the newly appointed representative director

Name:	Akinobu Kanasugi
Title before the effective date:	Executive Vice President and Member of the Board
Title after the effective date:	President (representative director)
Date of birth:	April 17, 1941

(2) Effective date

March 28, 2003

(3) Number of shares of the Company held by the newly appointed representative director as of the effective date

17,639 shares

(4) Career summary of the newly appointed representative director

July 1967	Joined the Company
July 1993	Vice President and Executive General Manager, 4th C&C Systems Operations Unit
June 1995	Member of the Board
June 1999	Senior Vice President and Member of the Board
April 2000	Senior Vice President and Member of the Board, and Company President of NEC Solutions
June 2000	Executive Vice President and Member of the Board, and Company President of NEC Solutions